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Exhibit 4.3 Philip A. McKeaney, Jr.'s consulting agreement.

Philip A. McKeaney, Jr.
14 Lenape Road
Cherry Hill, New Jersey 08002


January 4, 2001

Stephen Williams
CFI Mortgage, Inc.
601 Cleveland Street
Clearwater, Florida 33755

Dear Mr. Williams:

Thank you for allowing me to work with your organization in its search for appropriate acquisition candidates. I am looking forward to developing a close relationship with you and your firm, hopefully, last long into the future.

To confirm our arrangement I will bill you monthly for my time. The rate for my services has been set at One Hundred Twenty Five Dollars per hour ($125.00/hour) not including any travel or contract related expenses. Payment is due upon presentation of the invoice. All payments shall be made to Clones American Corporation.

Again, thank you for your confidence. Should you have any questions please feel free to call me at your convenience.

Sincerely,
/s/  Philip A. McKeaney
Philip A. McKeaney